Exhibit 99

Form 6-K

Euro Tech Holdings Company Limited

PACT (Yixing Pact Environmental Technology Co. Ltd and Pact Asia Pacific Ltd collectively)

1.               Net profit after tax of PACT for the year ended December 31, 2004

Yixing Pact Environmental Technology Co. Ltd.	RMB	1,500,235

Pact Asia Pacific Ltd.	US$	459,653

The above figures are for indicative purpose only and will be subject to further due diligence and adjustments to comply with US GAAP.

2.               Euro Tech, or its designated affiliated or subsidiary company (the “Purchaser”), will acquire 21% of the issued share capital of PACT from Tamworth Industrial Limited (“Tamworth).

3.               Acquisition price: US1,000,000-

4.               Minimum tangible net worth immediately before closing:

Yixing Pact Environmental Technology Co. Ltd.	RMB	4,000,121

Pact Asia Pacific Ltd.	US$	545,994

5.               No shop: Tamworth (the “Vendor”) agrees to grant the Purchaser an exclusive right for up to three months starting from the date of this letter of intent to negotiate a possible binding agreement to purchase 21% interest from the Vendor.

6.               First right of refusal: The Purchaser and the Vendor agree to grant each other the first right of refusal when they wish to sell their respective interest in PACT.

7.               Employment of Mr. George Hayek: Annual salary (including salary and benefits) of US$110,000 per annum for fiscal 2005 with an annual adjustment to be agreed by both parties.

8.               Mr. George Hayek will be appointed director of Euro-Tech holdings Company Ltd. and be granted share options. (10,000 exercised at US$ 1.6789 and 40,000 at market price on the date of granting the options )

9.               Non-competition: Mr. George Hayek agrees not to, directly or through its associated parties, set up business entity engaging in any business activities in the areas of water and wastewater engineering services in China after the purchase or for a period of two years after termination of his employment with Pact.

10.         As a substantial portion of the income for PACT is derived from sales to a company (under the name of Tamworth) set up in the Middle East in which George Hayek has beneficial interest, George Hayek agrees to disclose the existing pricing policy for sales to this related party and will adopt this policy for all future sales to this company.

11.         George Hayek has the option to use the name of Pact and establish businesses using the name of Pact, himself alone or other partners with or without Euro Tech in any country outside of Greater China, Japan, Korea, Philippines and Southeast Asia.

Conditions precedent

a)         Euro Tech’s due diligence investigation of PACT in regards to its operation, financials as well as legality completed to the Euro Tech’s reasonable satisfaction.

b)        Mr. George Hayek’s acceptance of the new Employment Contract.

Post acquisition issues

a)              Euro Tech shall appoint new members to the Board of Directors of PACT and to control the board.

b)             PACT must  comply with US Sarbane Oxley Act requirements on Internal Control and costs for compliance to be borne by PACT itself.

c)              Euro Tech will select a qualified personnel to fill the post of accountant in PACT.

d)             Financial accounting

(i) Yixing Pact

1.               Prepare one set of account to comply with PRC reporting and tax purpose, and

2.               Prepare another set of monthly financial statements for US reporting requirements by using the local PRC accounts with US GAAP adjustments, such as

a)              Revenue Recognition

b)             Matching/Accruals Concept

c)              Any non-compliance with local statutory legal or tax requirements

(ii) Pact Asia Pacific

To prepare one set of monthly financial accounts in compliance with US GAAP requirements.

e)              The financial statements of PACT will be audited by CPA determined by Euro Tech at PACT’s own expenses.

f)                Mr. George Hayek agrees to honor his promises with regard to the sale/grant of shares of Tamworth made to some key employees of Pact.

g)             Euro Tech agrees to give Mr. George Hayek an employment contract of 3 years as general manager of Pact. Its is understood that he will spend up to 50% of his time in the USA as of 2006, during which time he will still conduct his daily control of the company through e-mail, phone and regular reports from Engineering, Projects, Finance and Sales departments of the Shanghai office.  His salary will be adjusted and agreed by both parties if he spends more than 25% of his time in the USA.

h)             Any time after the lapse of three years on closing of the equity interest transfer, George Hayek at his discretion may offer to sell his remaining shares to Euro Tech. In such case Euro Tech is obliged to buy said shares. The value of the shares will be based on company valuation of 5.2 times the average net profit of the latest three years.

/S/ T.C. Leung	/S/ George Hayek

Name: T.C. Leung

Name: George Hayek

Title: Chairman	Title: Managing Director
Euro Tech (Far East) Ltd	Tamworth Industrial Ltd

Date: 17/06/2005	Date: June 17, 2005

Formal documents, employment contract and shareholders’ agreement will be prepared by Euro-Tech’s lawyer.